Korea Electric Power Corporation (“KEPCO”) announces its un-audited and preliminary financial results for the three-month periods ended March 31, 2005 and 2004 as follows.

1. Preliminary KEPCO’s Non-consolidated Financial Results for the First Quarter of 2005 and 2004

	January 1, 2005 ~	January 1, 2004 ~	Year on Year
(Unit : in billions of Korean Won)	March 31, 2005	March 31, 2004	Change

Operating revenues:	6,198	5,866	5.6%

Operating income:	425	694	-38.8%

Income before tax:	1,350	1,484	-9.0%

Net income:	1,114	1,048	6.3%

2.	Preliminary KEPCO and GENCOs’ Consolidated Financial Results for the First Quarter of 2005 and 2004

Disclaimer:
The financial numbers in KEPCO & GENCOs CONSOLIDATED STATEMENTS OF INCOME as presented below are not consolidated and made by simply adding the results of operations of Korea Electric Power Corporation (“KEPCO”) to the results of operations of the six generation subsidiaries of KEPCO (“GENCOs”), after adjusting for major inter-company transactions. It must be noted that this information has been prepared by KEPCO for its internal purpose and for the convenience of KEPCO’s investors based upon the information that is available to KEPCO management at the time of preparation. This financial information has not been audited or reviewed by KEPCO’s independent accountants, Samjung & Co., or any other accountants and has not been prepared in accordance with the generally accepted accounting principles of any country. Accordingly, this financial statement may not necessarily be indicative of the results of operations of KEPCO and GENCOs and should not be relied upon, or form a basis of entering into any contract, for the purpose of acquiring or selling any securities of KEPCO or any other investment decision in respect of securities of KEPCO and GENCOs.

	January 1, 2005 ~	January 1, 2004 ~	Year on Year
(Unit: in billions of Korean Won)	March 31, 2005	March 31, 2004	Change
Operating revenues:	6,263	5,889	6.4%
Sale of electric power	6,109	5,814	5.1%
Other operating revenues	127	61	107.7%
Revenues from other businesses	27	13	105.3%
Operating expenses:	4,895	4,401	11.2%

Fuel	2,148	1,812	18.6%
Power purchased for resale	345	361	-4.5%
Labor	387	356	8.9%
Maintenance	257	225	14.5%
Depreciation	1,197	1,071	11.7%
Commission	130	115	13.2%
Other operating expenses	403	450	-10.5%
Expenses for other businesses	27	12	129.4%

Operating income	1,368	1,487	-8.0%

Other income:	503	502	0.3%

FX gain	192	244	-21.6%
Investment income from affiliates	133	121	9.8%
Other	179	137	30.8%
Other expenses:	246	290	-15.3%

Interest expenses	162	193	-16.3%
FX loss	11	1	769.2%
Investment loss from affiliates	2	—	—
Other	71	96	-25.5%
Income before tax	1,626	1,626	-4.3%

Provision for income taxes	512	651	-21.4%
Net income	1,114	1,048	6.3%